October 1, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Alta Equipment Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38864

To Whom It May Concern:

Alta Equipment Group Inc. (“we”, “our”, “us”, "Alta” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated September 11, 2024, relating to the Company’s Form 10-K for the Year Ended December 31, 2023 (File No. 001-38864) filed with the Commission on March 14, 2024 (the “Annual Report”), as well as in our subsequent conference call with the Staff on September 23, 2024.

In this letter, the Company recites the comments from the Staff in italicized, bold type and followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page 44

1.
We note your response to prior comment 2 and your conclusion that classification of “rent-to-rent” equipment sales proceeds in operating, rather than investing, activities was immaterial on a quantitative and qualitative basis. We note that your quantitative assessment of materiality was based on the lesser of a percentage of net revenues, total assets, and non-GAAP Adjusted EBITDA. However, based on a comparison of the error amounts to the “as corrected” balances for each period, net cash provided by operating activities appears to be overstated by material percentages for at least several of the periods in your response. For example, it appears operating cash flows were overstated by 9.2%, 40.5%, and 27.4% for the years ended December 31, 2023, 2022, and 2021, respectively, as determined by dividing the error by the corrected amounts.

Given the magnitude of the errors in net cash provided by operating activities it appears the errors were quantitatively material. With regard to your qualitative materiality assessment, the quantitative magnitude of the errors makes it unlikely qualitative factors could overcome the quantitative significance of the errors. Therefore, we believe you should reconsider the need to restate your consolidated statements of cash flows.

We acknowledge the Staff’s comments and, as we discussed in our conference call with the Staff, we are providing this reconsidered expanded assessment of our conclusion that the inclusion of the sales proceeds from “rent-to-rent” equipment in operating activities rather than in investing activities was not material. The following analysis will reference pages from the slide deck presentation (the “Materiality Presentation”) attached as Appendix A to this response presented to the Staff during our conference call.

SEC Guidance and Basis of Materiality Assessment: We have reviewed the statement by Paul Munter, Acting Chief Accountant, Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors, from March 9, 2022, to frame our analysis of the materiality of the inclusion of the sales proceeds from “rent-to-rent” equipment in operating activities rather than in investing activities. The commentary we believe to be of particular relevance in Mr. Munter’s statement is provided on slide 3 of the Materiality Presentation. Consistent with the statement, we have evaluated materiality based upon the total mix of information available to a reasonable Alta investor, which encompasses information we disclose about our business as well as both GAAP-based financial statements and materials we disclose to investors that include important non-GAAP financial measures. In this context, we considered both quantitative and qualitative factors in our analysis.

The Reasonable Alta Investor: For our analysis, we considered a reasonable investor to be someone who reads and comprehends disclosures, considers both quantitative and qualitative factors, and makes informed decisions based on the totality of available information. We note that these characteristics, while definitionally hypothetical, are also indicative of Alta’s shareholder base since our IPO in 2020. Given that the Company is a closely held small cap company that lacks wide ranging analyst coverage and generally has low public profile, the typical investors attracted to ALTG stock are institutional investors. To support this definitional conclusion, we have provided a recent capitalization table which presents our shareholder base on slide 5 of the Materiality Presentation. It should be noted all of the top 20 shareholders of the Company, which represent approximately 80% of ALTG stock ownership as of June 30, 2024, are insiders (e.g., our CEO and his immediate family members, control approximately 23% of the Company) or institutional investors. These institutional investors are sophisticated investors with a high level of financial acumen and understanding that seek longer-term investments in the overall growth strategy of Alta.

Total Mix of Information: As Mr. Munter’s statement mentions, the Supreme Court has held that a fact is material if there is “a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” In this instance, the total mix of information would include all of the Company’s GAAP financials and public filings (which include material supplier and financing agreements and key financial metrics that drive executive compensation), the investor presentations provided on the Company’s website (which include important non-GAAP financial information), analyst and rating agency reports, and transcripts of earnings calls with the Company’s executive management.

Analysis of Qualitative Factors: We have evaluated several qualitive factors in our materiality analysis. These factors include the Company’s overall business model, our relative mix of revenues by business line, and how compliance with requirements of GAAP as it relates to the dealership model render the GAAP measure Cash Flows from Operations a less meaningful metric when analyzing a dealership, and specifically Alta’s, cash flow profile.

Equipment Sales Driven Business Model: Alta’s business model is predicated on being a large-scale equipment dealer whereby the Company is the exclusive dealer in certain geographies for major original equipment manufacturers (“OEMs”) like Hyster-Yale and Volvo Construction Equipment. The relationships with the OEMs are governed by contractual dealership agreements that appoint the Company in large territories that are typically the size of a state (e.g., exclusive Volvo dealer in Florida) or region (e.g., Hyster-Yale dealer in New England). This equipment dealership business model is predicated primarily on selling OEM equipment to customers in these regions at a relatively modest gross margin to generate equipment field population with the strategy that customers will transact with us through the life cycle of their ownership of the equipment from a product support perspective (e.g., parts and service). Product support capabilities and revenues are existential to the dealership model, and thus to Alta. In 2023, over 25% of Alta’s revenues came from our product support business lines and approximately half of our nearly 3,000 employees were dedicated to these departments. To that end, the reasonable investor in Alta is primarily focused on our equipment revenues and product support revenues and their respective gross margins. Notably, in 2023, Alta sold $1.2 billion in equipment, which included $128.9 million sold out of our rental fleet, inclusive of the $5.4 million (or 0.4% of total equipment sales) from the sale of “rent-to-rent” equipment. For clarity, the reasonable investor is focused on the amount of equipment the Company sells into its serviceable field population regardless of the source of the equipment (i.e., new/used inventory or sales out of the rental fleet). As referenced herein, the reasonable investor would focus on the fact that less than 1% of the Company’s equipment sales are of “rent-to-rent” equipment.

Secondarily, yet complimentary to the Company’s equipment dealership business model (particularly in the Company’s Construction Segment), is an integrated equipment rental platform whereby the Company rents the same type and brand of equipment that it sells to end users. Primarily, the Company’s rental fleet is populated with OEM equipment that is lightly used and deployed in what is described as the “rent-to-sell” approach to the marketplace. This approach is more fully presented on slide 10 of the Materiality Presentation. Ultimately, the Company is renting lightly used equipment to customers which is then sold to customers, typically within 36 months in the fleet, as a means to drive customer field population and long-term product support revenues. The sale of this lightly used rental fleet generated $123.5 million of the $128.9 million in “Proceeds from sale of rental equipment” within our Statement of Cash Flows for the year ended December 31, 2023. The remaining $5.4 million of “Proceeds from the sale of rental equipment” in 2023 was from longer-held rental fleet (i.e., “rent-to-rent” assets) that were nearing the end of their useful life.

Given the predominant nature of the “rent-to-sell” proceeds from the sales rental equipment (96%) relative to the “rent-to-rent” proceeds from the sale of rental equipment (4%) and the Company’s operational business model of primarily selling equipment (e.g., $1.2 billion in equipment sales in 2023), we believe these facts surrounding our business model are indicative of qualitative support for the immaterial nature of including “rent-to-rent” proceeds in operating activities rather than investing activities. Moreover, we would emphasize for a reasonable investor, all sales of rental equipment (whether from “rent to sell” or “rent to rent”) will be considered together and as part of the Company’s operations.

www.altaequipment.com

For illustrative and comparison purposes, slides 7-8 of the Materiality Presentation provide income statement and statement of cash flows data from publicly traded pure-play dealer and pure-play rental companies. Additionally, the Company’s Statement of Cash Flows is provided on slide 11. It should be noted that Alta’s Statement of Cash Flows appropriately incorporates the important elements of both the pure-play dealer and pure-play rental company and, as explained more fully below and in accordance with ASC Topic 230, correctly presents both Floorplan financing[1] and Non-cash transfers (ASC 230-10-50-3 through 50-4) in its Statement of Cash Flows.

GAAP Compliance for Dealerships and Non-Cash Transfers: Much like automotive dealerships, equipment dealerships take advantage of both OEM captive financing (“Affiliate or Trade Floorplan”) or third-party bank financing (“Non-Affiliate or Non-Trade Floorplan”) to finance inventory purchases from represented OEMs. ASC Topic 230 requires net cash flows paid and received in OEM Affiliate or Trade Floorplan balances to be presented in Operating Cash Flows while also requiring cash flows paid and received in Non-Affiliate or Non-Trade Floorplan to be presented in the Financing Cash Flows of a dealership’s cash flow statement. The impact of GAAP compliance in this instance effectively blends operating and financing cash flows depending on the source of financing. The source of financing (OEM Affiliate versus Non-Affiliate) is a business decision that a dealership makes driven by the terms of the financing (i.e., interest rate, term, advance rate, etc.), yet the function of either of the floorplans is the same in terms of a dealership’s day to day operations, working capital and liquidity, and use of floorplan financing. The business decision around the source of financing a dealership uses to finance inventory can cause significant variances period to period in GAAP Cash Flows from Operations and dilutes the value of this metric, in isolation and without modification, to the reasonable investor. This dynamic is further supported by the 2023 disclosure from a prominent automotive dealer, as presented on slide 9 of the Materiality Presentation, where that registrant chose to use a non-trade financing source to finance inventory purchases and pointed out to investors that the volatility in GAAP Cash Flows from Operations had no real impact on the financial profile of the business overall.

[1] SEC Staff position as stated in 2005 AICPA National Conference on Current SEC and PCAOB Developments. 5

www.altaequipment.com

In a December 2023 statement, The Statement of Cash Flows: Improving the Quality of Cash Flow Information Provided to Investors by Paul Munter, and as noted on slide 4 of the Materiality Presentation, Mr. Munter noted the importance of transparency and disclosure of non-cash activities when it comes to Statement of Cash Flow presentation. We agree. As described previously in this response and depicted on slide 10 of the Materiality Presentation, our “rent-to-sell” strategy is predicated on us being flexible with the inventory that we purchase in terms of whether that equipment will ultimately be sold directly to a customer or transferred into our rental fleet after its original purchase into inventory. Importantly, the Company discloses non-cash “Net transfers of assets from inventory to rental fleet within property and equipment” on the face of our Consolidated Statements of Cash Flows (see slide 11 of the Materiality Presentation) for investors to fully understand the effects to our financial position from the “rent-to-sell” model. Similar to the floorplan scenario noted above, GAAP compliance on non-cash transfers artificially depresses Alta’s GAAP Cash Flows from Operations once again diluting the value of the metric, in isolation and without modification, to the reasonable investor.

It is important to assess whether it would be misleading if a particular amount (or cash inflow) is reported in one line item of the cash flow statement under “Proceeds from sale of rental equipment” in operating cash flows instead of being reported in a separate line item in investing cash flows. The Company disclosed all of the inflows, outflows, and non-cash transfers on the cash flow statement, such that a reasonable investor could evaluate the totality of such activity.

SAB Topic 1.M (“SAB 99”) Analysis: The Company completed a review of whether the inclusion of the sales proceeds from “rent-to-rent” equipment in operating activities rather than in investing activities (“the Adjustment”) impacted certain factors noted in SAB 99, including whether the Adjustment:

(1)
Masked a change in earnings or another trend
a.
Note: Not only does the Adjustment not impact our earnings or earnings trends, but also causes no change in or impact on the trend of many other key performance metrics such as revenues, liquidity, working capital, or the non-GAAP cash flow metrics presented on slide 19, amongst others.
(2)
Hid a failure to meet analyst consensus
a.
Note: Equity analysts that cover the Company’s stock publish primarily quarterly revenues, EBITDA, earnings and earnings per share estimates, none of which are impacted by the Adjustment. See slides 14, 16-17.
(3)
Changes a loss to income or vice versa
a.
Note: The Adjustment is not applicable to earnings and thus non applicable to this item. It is also notable that the Adjustment would not cause the GAAP measure Cash Flows from Operations to change from an inflow to an outflow in any of the periods presented in the Annual Report.
(4)
Impacted the registrant’s compliance with regulatory or material contract requirements
a.
Note: The Adjustment is not impactful to any of the Company’s regulatory requirements. Furthermore, the Adjustment is not impactful to any of the Company’s OEM dealer agreements or other material contracts.
(5)
Impacted compliance with loan covenants
a.
Note: The Company is subject to springing financial covenants based on its liquidity position on its Asset Based Loan Facility. The Adjustment has no impact on the Company’s liquidity position. Additionally, the springing financial covenant, a fixed charge coverage ratio calculation, is not impacted by the Adjustment. See slide 18.
(6)
Caused the award of bonuses or other forms of incentive compensation to be impacted
a.
Note: Executive Officers and the Company’s senior management earn bonuses and performance-based equity awards based exclusively on the financial performance measures of Economic EBIT Yield and Adjusted Pre-tax Net Income. Neither of these measures are impacted by the Adjustment. See slide 15.
(7)
Involved the concealment of an unlawful transaction
a.
Note: The Adjustment is not appliable to this item.

Based on our review and analysis, the Adjustment had no impact on the above factors listed in SAB 99.

Non-GAAP Cash Flow measures: Given the limitations described above surrounding Cash Flows from Operations as a valuable measure for a reasonable investor to evaluate our business, the Company presents various non-GAAP related cash flow measures in its quarterly investor presentations (which provides detailed reconciliations to the closest GAAP measure for each non-GAAP measure presented). These non-GAAP measures solve for not only the floorplan and non-cash transfer effects mentioned previously but also present the businesses cash flows in a “steady state”. As presented in slides 12-18 of the Materiality Presentation, these measures are used by our Board of Directors to analyze the performance of our business segments and determine incentive compensation for our executive officers and by equity analysts, ratings agencies, and our third-party banks to evaluate the Company’s operating cash flow capacity. Importantly, as presented on slide 19 of the Materiality Presentation, the Adjustment had no impact on any of these cash flow measures.

Analysis of Quantitative Factors: The Company reiterates the analysis submitted in the response to the SEC’s comment letter dated September 4, 2024 in that the Adjustment is not quantitatively material, on a nominal basis, to the Company’s overall financial statements for all periods presented in the Company’s Form 10-K for the Year Ended December 31, 2023. As noted in that response, the Company determines materiality in the context of the financial statements taken as a whole, as opposed to applying different quantitative materiality thresholds for each financial statement and/or footnote. The Company applies a quantitative benchmark based on the lesser of a percentage of net revenues, total assets, and Adjusted EBITDA in determining materiality. For the years ended December 31, 2023, 2022 and 2021, materiality was at least $9 million. Additionally, we also reiterate the quantitative impact of the Adjustment on total equipment sales as mentioned previously in this response for all periods presented in the Company’s Form 10-K for the Year Ended December 31, 2023 (e.g., the 2023 Adjustment of $5.4 million is 0.4% of total equipment sales of $1.2 billion, the 2022 Adjustment of $7.5 million is 0.8% of total equipment sales of $950 million, the 2021 Adjustment of $6.6 million is 0.9% of total equipment sales of $713 million).

Impact on Modified GAAP Cash Flow from Operations: As mentioned previously, due to the Company’s GAAP compliance associated with floorplan financing and non-cash transfers, our position is that the reasonable investor understands GAAP Cash Flows from Operations is naturally depressed due to our business model and thus limited as a useful metric when make investing decisions. The calculation in the SEC’s comment letter dated September 11, 2024, uses the Adjustment as the numerator and GAAP Cash Flow from Operations, as corrected, as the denominator to determine the impact of the Adjustment. Given the limitations discussed throughout this response surrounding GAAP Cash Flows from Operations for the Company, we submit a Modified GAAP Cash Flow from Operations calculation which adds back the amount in the supplemental non-cash disclosure “Net transfer of assets from inventory to rental fleet within property and equipment” to GAAP Cash Flow from Operations and develops an adjusted denominator to the SEC’s percentage calculation. As presented in slide 20 of the Materiality Presentation, the Adjustment as a percentage of the Modified GAAP

Cash Flows from Operations calculation is immaterial for each of the periods noted in this review.

In addition, given the GAAP Cash Flows from Operations is a relatively low dollar amount, even a small quantitative change would mathematically result in a high percentage, which may not be meaningful. While such a percentage is notable to the overall materiality analysis, we believe based on the discussion above, it is but one input into the total mix of information used by the reasonable investor.

Conclusion: We appreciate the opportunity to further expand the assessment of our initial conclusion of our previous response that the Adjustment is immaterial and the ability to further describe our business model and provide this more fulsome and detailed response which continues to support our initial conclusion that the Adjustment is not material. We believe our SAB 99 materiality analysis and review has appropriately considered the total mix of information, and fully evaluated and tested the important qualitative and quantitative factors associated with the Adjustment from the reasonable investor’s perspective. The Company looks forward to continuing to be fully transparent with our financial disclosures and providing investors with GAAP compliant financial statements in the future. We thank the SEC staff for their attention to this matter, please contact us with any questions or comments on this response.

Very truly yours,

/s/ Anthony Colucci

Anthony Colucci

Chief Financial Officer